Securities and Exchange Commission
RECEIVED
AUG 27 2010
Branch of Registrations and Examinations



10031175

SECURI[illegible] .ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENNALUNA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 SHERMAN AVENUE, SUITE 203
(No. and Street)

COEUR D'ALENE, (City) IDAHO (State) 83814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD B. NICKLAS (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & COMPANY, PA.A
(Name – *if individual, state last, first, middle name*)

2100 NORTHWEST BLVD., SUITE 400 (Address) COEUR D'ALENE (City) IDAHO (State) 83814 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Charyl A. Stornetta
Notary Public
State of Idaho

Notary Public exp 4/15/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

August 25, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2010
WASH. DC SECTION
198

To the Shareholders' of Pennaluna & Company
421 Sherman Avenue
Suite 203
Coeur d'Alene, ID 83814

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co., Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7T for the year ended June 30, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Magnuson, McHugh & Company, P.A.

Magnuson, McHugh & Company, P.A.

August 25, 2010


55
Years of Service

2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com
Count On Us To Care

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2010

Pennaluna & Company
June 30, 2010

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Financial Statements



Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2010, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

August 25, 2010

2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 157,223
Accounts receivable	28,882
Prepaid expense	10,383
Securities owned at market value	468,582
Escrow account	5,698
Total current assets	670,768
PROPERTY AND EQUIPMENT	
Furniture and equipment	181,843
Less accumulated depreciation	(165,595)
Total property and equipment	16,248
OTHER ASSETS	
Security deposit	500
Investments not readily marketable	46,255
Goodwill, net of amortization	20,000
Total other assets	66,755
Total assets	$ 753,771

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 87,793
Securities sold, not yet purchased	5,912
Income tax payable	4,476
Current portion deferred tax liability	4,892
Total current liabilities	103,073
LONG-TERM LIABILITIES	
Deferred tax liability	3,117
Total long-term liabilities	3,117
SHAREHOLDERS' EQUITY	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 47,882 are issued	47,882
Additional paid in capital	383,415
Retained earnings	371,284
Less treasury stock - 2,100 shares at cost	(155,000)
Total shareholders' equity	647,581
Total liabilities and shareholders' equity	$ 753,771

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the Year Ended June 30, 2010

INCOME	
Commissions	$ 1,314,382
Trading profits	1,375,458
Total income	2,689,840
EXPENSES	
Salaries	1,628,836
Trading expenses	457,222
Quote service	143,491
Payroll taxes	98,167
Insurance	75,829
Advertising and promotion	15,833
Telephone, fax, and internet service	40,077
Professional and consultant fees	22,977
Rent, lights, water, and garbage	35,713
Compliance and registration	32,466
Office expense	11,592
Depreciation and amortization	16,714
Postage	14,251
Travel and entertainment	3,191
Maintenance and repairs	3,273
Subscriptions and dues	6,261
Continuing education	1,249
Taxes and licenses	488
Miscellaneous expense	632
Contributions	825
Total expenses	2,609,087
NET INCOME FROM OPERATIONS	80,753
OTHER INCOME (EXPENSE)	
Miscellaneous income	14,405
Interest expense	(10,297)
Penalties and restitution	(55,073)
TOTAL OTHER INCOME (EXPENSE)	(50,965)
NET INCOME BEFORE INCOME TAXES	29,788
INCOME TAX BENEFIT (EXPENSE)	
Current	(4,403)
Deferred	(15,387)
NET INCOME	$ 9,998

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2010

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as of June 30, 2009	$ 47,882	$ 383,415	$ (149,000)	$ 361,286
NET INCOME				9,998
OTHER CURRENT YEAR CHANGES:				
Purchased 200 shares of Treasury Stock at $30/sh			(6,000)	
BALANCES, at June 30, 2010	$ 47,882	$ 383,415	$ (155,000)	$ 371,284

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,998
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,714
Change in deferred tax provision	15,387
Decrease in accounts receivable	19,755
Decrease in escrow deposit	1,126
Decrease in inventory	51,347
(Decrease) in accounts payable	(59,933)
Increase in income taxes payable	4,476
Net cash provided by operating activities	58,870
CASH FLOWS FROM INVESTING ACTIVITIES	
Net change in investment activity	(4,455)
Purchase of equipment	(3,161)
Net cash (used) by investing activities	(7,616)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	(6,000)
Net cash (used) by financing activities	(6,000)
NET INCREASE IN CASH	45,254
CASH, beginning of year	111,969
CASH, end of year	$ 157,223
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ -
Cash paid for interest	$ 10,297

The accompanying "Notes to Financial Statements"
are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets using the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through National Financial Services, L.L.C.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Securities Owned and Sold, not yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of $20,274 are included in income for the year ended June 30, 2010. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2010.

Income Taxes - In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FIN 48 as of June 30, 2009 and, thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments not readily marketable – Investments not readily marketable represents restricted stock held at cost in the amount of $46,255 as of June 30, 2010.

Prepaid Expenses - Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2010 was $10,383.

(Continued)

NOTE 2: INCOME TAXES

The Company provides for income taxes based upon the income reported for financial statement purposes. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax return purposes. The Company has recognized a net deferred tax liability for the difference in depreciation expense taken and the unrealized gain not reported for tax purposes. The difference between income tax expense as shown on the statements and the expected tax expense based on statutory rates is due to changes in the amount of unrealized gains and losses contained in the ending stock inventory.

The provision for income tax and the related liability accounts at June 30, 2010 are summarized as follows:

Income Tax Provision

	Federal	State	Total
Income taxes include:			
Current liability	$ 3,041	$1,435	$ 4,476
Current deferred tax liability	4,280	612	4,892
Noncurrent deferred liability	2,727	390	3,117
Total tax liability	$10,048	$2,437	$12,485
The provision for income tax expense:			
Current expense			$ 4,403
Deferred tax expense			15,387
Total			$19,790

NOTE 3: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2010 totaled $0. This plan terminated effective June 1, 2010.

NOTE 4: SUBSEQUENT EVENTS DATE OF MANAGEMENT ELECTION

Management has evaluated subsequent events through August 25, 2010, the date on which the financial statements were available to be issued.

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2010

COMPUTATION OF NET CAPITAL:

Total equity	$ 647,581
Deduct:	
Total non-allowable assets	(99,284)
Haircuts	(122,833)
NET CAPITAL	$ 425,464

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 425,464
NET CAPITAL, per above	$ 425,464

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2010.

Market makers at June 30, 2010 were $195,500. For the year ended June 30, 2010 the minimum net capital requirement is $195,500.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2010

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 157,023	$ 200	$ 157,223
Accounts receivable - clearance account & other	28,882		28,882
Securities inventory	468,582		468,582
Prepaid expenses		10,383	10,383
Investments not readily marketable		46,255	46,255
Escrow account		5,698	5,698
Furniture and equipment - net		16,248	16,248
Deposit		500	500
Intangibles - net		20,000	20,000
Total assets	$ 654,487	$ 99,284	$ 753,771

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 92,269	$ 5,912	$ 98,181
Deferred tax liability		8,009	8,009
Total liabilities	$ 92,269	$ 13,921	106,190
EQUITY			
Common stock			47,882
Additional paid-in-capital			383,415
Retained earnings			371,284
Treasury stock			(155,000)
Total equity			647,581
Total liabilities and equity			$ 753,771

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 97,383	15%	$ 14,607
	2,760	40%	1,104
	98,492	100%	98,492
	266,650	2%	5,333
	3,297	100%	3,297
	$ 468,582		122,833
Total haircuts			$ 122,833

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

Supplementary Information

Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

55 Years of Service
2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com
Count On Us To Care

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3 (CONCLUDED)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Magnuson, McHugh & Company, P.A.

August 25, 2010